UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*

                            NET LNNX, INC.
                           (Name of Issuer)

                       Common Stock, No Par Value
                      Preferred Stock, No Par Value
                      (Title of Class of Securities)

                                64107P102
                             (CUSIP Number)

                     Phillip T. Ridolfo, Jr., Esq.
                        Greenberg Traurig, P.A.
               777 S. Flagler Drive, Suite 300-East Tower
                      West Palm Beach, Florida 33401
                            (561) 650-7993
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                               March 11, 1999
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g). Check the following
box [   ] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

* The reminder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes.)

CUSIP No.     64107P102

(1)  Names  of Reporting  Persons/SS  or IRS  Identification  Nos.
     of Above Persons:

     Samuel Rogatinsky

(2)  Check the Appropriate Row if a Member of a Group (See
     Instructions)

     (a)

     (b) [XX]

(3)  SEC  Use  Only


(4)  Sources  of  Funds  (See  Instructions)

     00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)  Citizenship  or  Place  of  Organization

     United States Citizen

Number of     (7)  Sole Voting Power
Shares Bene-       Common - 7,837,500       Preferred - 475,000
ficially
Owned by      (8)  Shared Voting Power
Each Report-
ing Person         -0-
With
              (9)  Sole Dispositive Power
                   Common - 7,837,500       Preferred - 475,000

              (10) Shared Dispositive Power

                    -0-

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      Common - 7,837,500       Preferred - 475,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)

(13)  Percent  of Class  Represented  by  Amount  in Row  (11)

      Common - 41.0%            Preferred - 47.5%

(14)  Type  of  Reporting  Person  (See  Instructions)

       IN

Item 1. Security and Issuer

      1(a) Common Stock, no par value; Preferred Stock, no par value.

      1(b)  Net Lnnx, Inc. (the "Issuer"), 7700 N.W. 37th Avenue,
            Miami, Florida  33147.


Item 2.  Identity and Background

      2(a)  Samuel Rogatinsky

      2(b)  7700 N.W. 37th Avenue, Miami, Florida  33147.

      2(c) Director, President and Chief Operating Officer of Net Lnnx, Inc., 7700 N.W. 37th Avenue, Miami, Florida 33147.

      2(d)  None

      2(e)  None

      2(f)  United States Citizen


Item 3.  Source and Amount of Funds or Other Consideration

     The Common Stock and Preferred Stock of the Issuer was acquired as a result of the acquisition by the Issuer of all of the outstanding stock of PrintOnTheNet.com, a Delaware corporation ("POTN"). Reporting Person was a shareholder, officer and director of POTN. Reporting Person's shares in POTN were exchanged for Issuer's (a) Common Stock at a ratio of 16,500:1 and (b) Preferred Stock at a ratio of 1,000:1. POTN is not, and has never been, a publicly traded entity.

Item 4.  Purpose of Transaction

     As stated in Item 3, Reporting Person acquired the
Issuer's Common Stock and Preferred Stock as a result of the acquisition of all the outstanding shares of POTN by Issuer. Reporting Person does not intend to acquire any additional securities of the Issuer at this time, nor are any sales, transfers or extraordinary corporate transactions contemplated. As a condition of the acquisition, several of the current Board of Directors of the Issuer resigned and appointed Reporting Person and two other directors of POTN to the Board of Directors of the Issuer. No additional plans to alter the present board of directors, charter, bylaws or corresponding instruments are contemplated and no material change in the Issuer's present capitalization or dividend policy will occur as a result of this acquisition. This acquisition will not result in any class of the Issuer's securities being delisted or ceasing to be authorized to be quoted in any inter-dealer quotation system. This acquisition will not result in any class of Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act nor is any action similar to those listed above contemplated.

     The sole purpose of this transaction was to make POTN a wholly owned subsidiary of the Issuer and to conduct the proposed business of POTN as such subsidiary.

Item 5.  Interest in Securities of the Issuer

    5(a) According to Issuer's most recent 10-QSB, it had 2,634,102 shares of Common Stock and no shares of Preferred Stock outstanding as of July 31, 1998. An additional 16,500,000 shares of Common Stock and 1,000,000 shares of Preferred Stock were issued in connection with the acquisition described in Item 3, giving Issuer a total of 19,134,102 shares outstanding as of March 11, 1999. Reporting Person received 7,837,500 shares of Net Lnnx's Common Stock and 475,000 shares of Net Lnnx's Preferred Stock in the acquisition.

    5(b) Reporting Person has sole power to vote and sole dispositive power over 11,260,825 shares on a fully diluted basis.

    5(c) Other than the acquisition of 11,260,825 shares on a fully diluted basis which is the subject of this report, no other transactions concerning Issuer's securities have been effected by Reporting Person within the last 60 days.

    5(d) No person other than Reporting Person is entitled to receive or direct the receipt of dividends from the subject securities.

    5(e)  Not applicable.


ITEM 6:  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

    Pursuant to an Agreement and Plan of Merger (the "Agreement") between the Issuer and the holders of all of the outstanding shares of Common Stock of POTN dated February 18, 1999, the Issuer acquired all of the outstanding Common Stock of POTN in exchange for an initial issue of 16,500,000 shares of the Issuer's Common Stock and 1,000,000 shares of the Issuer's Preferred Stock (the "Transaction").

    Although the Reporting Person acted together with the other shareholders of POTN in entering into the Agreement, the Reporting Person disclaims that such action constitutes membership in a group that has been formed for the purpose of acquiring, holding, disposing or voting equity securities of the Issuer.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

    Agreement and Plan of Merger dated as of February 18, 1999
(Incorporated by reference from Exhibit 10.1 to the Registrant's
Form 8-K filed with the Commission on March 26, 1999.

SIGNATURE:

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/26/99                    /s/ Samuel Rogatinsky
Date                       Signature

                           Samuel Rogatinsky,
                           Chairman and Chief Operating Officer
                           Name/Title

    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)